02043022

FORM 6-K

SECURITES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For ...1-30 June....2002

UNITED UTILITIES PLC

(Translation of registrant's name into English)

Dawson House, Great Sankey
Warrington, Cheshire ENGLAND WA5 3LW
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F......X...... Form 40-F..............

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes.......... No...X.......

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

UNITED UTILITIES PLC
(Registrant)

Date: 5 July 2002

BY......................................

Paul Davies
Assistant Secretary

* Print the name and title of the signing officer under his signature

THOUSANDS BENEFIT FROM WATER INVESTMENT

June 6, 2002

Around 7,500 householders in Crosby are to benefit from an improved water supply after a £1.3million scheme finished months ahead of schedule.

United Utilities is currently replacing more than 25 kilometres of old cast iron mains in the area with modern plastic materials.

The project, due to finish in July, started in February and was expected to take a year.

The new mains will bring long term benefits, helping to reduce instances of discoloured water improved pressure and less risk of bursts and disruption in future.

Extending the investigation has revealed an additional 7km of cast iron main which also need to be replaced to improve water supplies in the Crosby area.

United Utilities now proposing a further £500,000 scheme for Liverpool Road, Coronation Road and Moor Lane which will improve supplies to a further 700 customers.

This is due to start in late July this year with completion by the end of March 2003.

IMPROVING WATER FOR ROCHDALE

JUNE 7, 2002

Rochdale residents are set to benefit from a £1.9 million investment to improve water treatment at the town's Clay Lane treatment works.

United Utilities is carrying out the work at its treatment plant, part of a £3 billion water quality and environmental improvement programme for the North West between 2000 and 2005.

The plans for Clay Lane, due for completion next April, include installing additional filters, providing a length of buried pipeline to aid in the treatment process and improving facilities for chemical delivery, storage and treatment.

The site treats water from the four Naden Valley reservoirs and passes it to Bamford service reservoir which supplies some 115,000 customers in parts of Rochdale.

United Utilities' process controller for the works, Neil Tillery, said: "This work will help us to maintain the high standard of water quality our customers expect and to meet stricter European Community standards for drinking water quality."

All work will take place within the site confines and operations will be scheduled to minimise any disturbance to local people and to ensure traffic movement to and from the site causes as little disruption as possible, he added.

- more -

United Utilities Area Contracts' Manager Sandra Smith said they were delighted to be ahead of schedule.

Sandra said: "More than £1.3million has been invested in improving water supplies in the Crosby and we are pleased that we have managed to achieve this months ahead of schedule.

"Now, thanks to even more investment, a further 700 customers will also benefit from improvements to our supplies."

During the new phase of work all customers in the areas who may be affected will be notified and informed that at times the company may have to turn off the water supply.

Homes may also suffer from poor pressure or have discoloured water at certain times.

Customers whose water supply needs to be turned off will be notified of the date and duration of the shut-off 48 hours in advance.

"I would urge residents to bear with us while we carry out the work. The long-term benefits will outweigh any short-term disruption," added Sandra.

– ends –

United Utilities' £3 billion investment across the North West is the largest water quality and environmental improvement programme in the country – equivalent to more than £1,000 for every household in the region.

– ends –

For further information, please contact John Carberry: 01925 233033

News Channel, the online news service for journalists, is now available at www.unitedutilities.com

UUW-0138-06-02-RW

NEW RESIDENTS FOR NEWTONGATE DEPOT

JUNE 10, 2002

The former Norweb depot which once housed the workforce providing the power for homes and businesses in the Penrith area has been sold by United Utilities.

United Utilities Properti has sold the company's Newtongate depot, on the outskirts of Penrith, to Entwistles Haulage Limited, of Preesall, Lancashire.

United Utilities has retained the primary substation adjoining the site which distributes electricity to the town. It will also lease back offices for use by a small team of United Utilities employees.

The company has been working from the almost five acre site since the mid-1960s. The building itself comprises approximately 15,000 square feet.

Over the years, thousands of employees have been based there, providing services such as network restoration and construction, maintenance and meter reading and workshops to provide and maintain underground and overhead electricity supplies to domestic and commercial customers in and around Penrith.

– more –

Simon Knight, United Utilities Properti director, said: "The sale of the depot represents the end of an era for the company, though we will still have a presence there. The property has served the company well for so long."

"We made the decision to sell it after carrying out a major review of all our property sites with a view to rationalising their use," he added.

King Sturge, of Manchester, and Carigiet Cowen, of Carlisle, Chartered Surveyors, acted jointly on behalf of United Utilities Properti Ltd.

– ends –

For further information, please contact the Newsroom: 01925 233020/233230
UUP-0132-05-02

Notes to editors

United Utilities Properti Ltd began trading on April 1, 2001.

As the recently established property management company for United Utilities, the business is looking to maximise the development potential of redundant sites and four million square feet of brownfield development sites.

Properti Ltd has purchased a portfolio of 20 depots and offices from United Utilities as well as 100 houses (such as former reservoir keeps, redundant farms).

Properti Ltd also has a contract to manage all United Utilities property assets together with and two million square feet of facilities business and is aiming to become a major player in outsourced facilities management business.

LESLEY AIMS FOR GLORY IN GAMES

June 10, 2002

Hammer thrower Lesley Brannan is celebrating after become the number one in Wales in her event.

The United Utilities worker threw a lifetime best of 57.47M to smash the Welsh record.

Now Lesley, of Connahs Quay, is on track to represent Wales in the Commonwealth Games in July. The team is announced on June 18.

"I am training really hard at the moment and keeping my fingers crossed I will make the team.

"I am now the Welsh number one and feel I have got lots more in me and can throw even further," said Lesley, who is responsible for United Utilities' corporate community programme.

The company, which has a four-year contract to manage the pipes and treatment works of Welsh Water, is also an official partner of the Games, due to take place in Manchester from July 25.

To help Lesley, aged 25, get in tip-top condition United Utilities has given her time off from work to train – and part-funded her recent trip to Portugal for warm weather training.

Lesley, who went to Buckley's Elfed High School and then Wrexham's Yale Sixth Form College added: "I do have to train very hard and also have to watch my diet and can't really go out partying, but the sacrifices are definitely worth it.

"When you are competing with the best you have to be prepared to give it everything you have got," she said.

Lesley is trained by her dad Dave, a former teacher, now a self-employed joiner , and lives with boyfriend Stuart Brown, a former high jumper.

"All my family, friends and work pals are really supportive. Obviously my dad and I are really close as he is also my coach and we spend so much time together.

"I am really pleased to be the Welsh number one for the first time in my career. I have already passed the qualifying distance for the Games and I am determined to make the Welsh team," she added.

– ends –

For further information, please contact Paula Wright : 01925 233927

News Channel, the online news service for journalists, is now available at www.unitedutilities.com

UUW-0141-06/02PW

MACCLESFIELD IMPROVEMENTS IN THE PIPELINE

JUNE 10, 2002

A £6.5m scheme to improve water quality for 36,000 customers in the Macclesfield area is in the pipeline.

United Utilities is upgrading its water treatment works at Lamaload, near Macclesfield, which supplies 6 million litres of water per day to homes and business in parts of the town and the surrounding area.

It is part of a £3 billion package aimed at further improving drinking water quality across the North West to meet new regulations.

The Drinking Water Inspectorate is the regulator which sets water quality standards for the water industry.

Before work starts, there will be a public exhibition next week to explain the two-year programme to local residents.

John Byron, United Utilities project manager, said: "Water quality standards in this country are already high and our investment will ensure that we keep pace with the latest changes to the regulations and the improved technology available for treating water.

"The result for customers will be even better water quality at their taps."

As part of a five-year programme, United Utilities will be investing £3 billion in environmental and water quality improvements across the North West – the largest investment programme of its kind in the country.

– more –

The public exhibition will take place at Rainow Community Centre between 2pm-8pm on Thursday, June 20. Work at the site is due to start in November 2002 and finish in September 2004.

John added: " At the exhibition details of the proposals will be available and there will be somebody present to answer questions.

"Due to the nature of the work, there will be some traffic disruption but we will ensure any inconvenience is kept to a minimum."

– ends –

For further information, please contact the Ian Latta on 01925 233328.

News Channel, the online news service for journalists is available at www.unitedutilities.com

UUW-0135-06-02-IL

GARDENERS SNAP UP GREEN BARGAINS

11 June, 2002

Gardeners in the Wrexham area turned out in force at the weekend to help boost their gardens – and the environment.

United Utilities joined forces with Wrexham Council to offer cut-price water butts and home composters to help get gardens in tip-top condition for the summer.

Green-fingered folk bought a total of 300 butts and 700 composters – enough to save over 60,000 litres (13,200 gallons) of rainwater and recycle enough compost to fill more than 7,000 gro-bags.

A typical family-of-four can use up to 3,500 litres (770 gallons) every week.

Jamie Miller, of United Utilities, said: "The event was a great success and shows people are really interested in recycling and helping the environment.

"We all need to think about ways of saving water and we can all do our bit to help.

"Simply collecting rainwater for the garden instead of using tap water is something we can all easily do. The less water we use, the less we need to take from our rivers and reservoirs"

Jamie added that home composting is also a great way of recycling household waste instead of sending it to a landfill site.

"The compost is free and does wonders for the garden. Over the weekend people had the chance to save money on products and help the planet at the same time."

United Utilities, which has a four–year-contract to manage the pipes and treatment works of Welsh Water, joined forces with the council to hold the sale at the Wrexham Council office on Sunday.

The 200 litre water butts (with tap) cost £15, compared with the usual price of £29.95.

Two sizes of composters were available. A giant 330 litre bin will cost £15 (usual retail price is £49.95) and a compact 220 litre bin was £12 (usual retail price £39.95).

– ends –

For further information, please contact Paula Wright 01925 233927.

News Channel, the online news service for journalists, is now available at www.unitedutilities.com

UUCS-0143-06-02-PW

RIVER LUNE TO BENEFIT FROM £2.1 MILLION CLEAN-UP

JUNE 11, 2002

Water quality in the River Lune is set to improve thanks to a £2.1 million investment by United Utilities.

The latest phase of improvements at Lancaster wastewater treatment works, Stodday, has just finished – and will lead to substantially cleaner water both in the river and Morecambe Bay.

The investment programme has tripled the size of existing stormwater tanks, increasing capacity from 9,500 to 29,500 cubic metres – equivalent to 10 swimming pools.

This means that when it rains much more of the stormwater is captured and returned for full treatment before being discharged into the River Lune.

United Utilities' implementation manager Mick Connolly said: "This is the latest development in our long-term aim to help the Environment Agency improve the quality of bathing waters.

"We do acknowledge that the residents of Stodday have had to cope with increased traffic generated by the works over the last six months but hope they will agree that it is a price worth paying for a cleaner river and a better environment for all.

– more –

"In the long term, the new measures we have introduced will benefit both local people and tourists due to improved bathing water quality."

Further improvement works to benefit the environment are planned with the installation of an additional treatment process – high tech ultra-violet techniques.

Work to install high intensity UV lights – which will literally sterilise bacteria, stopping them from multiplying – is due to start this summer and should be complete before the end of next year.

Mick added: "This will dramatically reduce the amount of bacteria discharged into the River Lune, enabling us to play our part in helping to meet the EU bathing standards."

Over the next three years, United Utilities is investing £3 billion in environmental and water quality improvements across the North West – the largest investment of its kind in the country.

For further information, please contact Ian Latta: 01925 233328/233023

News Channel, the online news service for journalists, is now available at www.unitedutilities.com

UUW-0144-06-02-IL

FURTHER IMPROVEMENTS FOR HISTORIC PLANT

JUNE 12, 2002

More than 1.5 million householders and businesses are set to benefit from a major improvement scheme at one of the North West's most historic water treatment centres.

United Utilities is investing £2 million to increase capacity and improve treatment at the Arnfield water works at Tintwistle, near Glossop.

The Arnfield works takes water from the Longdendale reservoirs, Manchester's first source for reliable, clean water supplies and the longest chain of reservoirs in the world when they were built more than 150 years ago.

The works at Arnfield have been updated and improved many times since and the current project will help reinforce water supplies for Glossop, Stockport, Tameside and east Manchester by making more use of the water in Longdendale – and relying less on Lake District sources.

The work is part of United Utilities' £3 billion investment in water quality and environmental improvements in the North West between 2000 and 2005 – the largest programme of its kind in the country.

John Crowshaw, United Utilities' unit controller for the Longdendale system, said: "Our work will potentially ensure greater reliability by reducing the risks inherent in the use of the long pipeline from the Lakes."

– more –

The Arnfield plant's capacity will be increased by around 40 per cent, while part of the investment will go to enhancing treatment processes. The work is scheduled for completion in spring 2003.

After receiving initial treatment at Arnfield, supplies from the reservoirs are transferred via a 3.5km-long tunnel to Godley for further processing and finally fed back to Arnfield for distribution to homes and businesses.

In addition to the improvements at the treatment works, a further project will re-route a number of water mains to safeguard the supply between Arnfield and Godley. A key phase of this work will involve the use of latest tunnelling techniques to minimise digging down.

Both projects are being carried out at the same time and have been planned to ensure there is minimum disturbance or inconvenience to road users and the plant's neighbours.

– ends –

For further information, please contact John Carberry: 01925 233033

News Channel, the online news service for journalists, is now available at www.unitedutilities.com

UUW-0141-06-02-RW

19 June 2002 PR84

Barrow Borough Council First To Adopt Wireless Broadband

Barrow Borough Council is believed to be the first local authority in the UK to run its online Internet services using broadband wireless access technology.

The Cumbrian local government organisation has selected the North West based telco Your Communications to upgrade its Internet offering. The move will massively increase the speed and capacity of the service while avoiding the need to install new underground cabling.

Your Communications is unique in Britain in offering broadband wireless access with up to three megabits per second bandwidth. Barrow Borough Council is taking a one megabit per second service from Your Communications - significantly more than the standard 128,000 bits per second service it had before from another operator, but at no extra cost. The Council's website is also being hosted by Your Communications on a virtual server.

Hugh Logan, the managing director of Your Communications, says: "The Cumbrian business community is proving to be something of an early adopter when it comes to broadband. We have been working closely with both the Council and Furness Enterprise to promote the broadband message and with some success. Businesses and organisations like the Council in this part of the world seem to recognise the value of effective communications. Broadband will help Cumbria develop a fast and efficient trading channel with access to all parts of the globe."

Tom Campbell, Chief Executive of Barrow Borough Council says: "We are delighted to take advantage of Your Communications' investment in Barrow to improve the speed and access of our internet facilities which have become an essential tool for modern local government. We look forward to working with Your Communications to encourage business in Barrow to access this exciting service which is only available to a limited number of communities in Cumbria."

ENDS

Notes to editors

Your Communications offers voice, data, mobile and Internet services to businesses throughout the UK. Its specialist sector teams offer complete communications packages tailored to fit specific businesses needs. It also offers wholesale products through selected telecoms resellers. Its parent company is United Utilities, a FTSE100 company.

Issued by TDM Marketing Associates on behalf of Your Communications

Media contact:	Simon Shrouder
Tel:	01625 575 592
Email	simon.shrouder@tdm.co.uk
Website:	www.yourcommunications.co.uk

LESLEY ON TRACK
FOR GAMES HAMMER SHOWDOWN

JUNE 21, 2002

Record-breaker Lesley Brannan has proved she has world class talent after learning today (Friday, June 21) that she has been picked to represent Wales at the spectacular Manchester 2002 Commonwealth Games in July.

The hammer thrower, from Connahs Quay, joins around 34 other athletes to make it on to the team.

It follows hot on the heels of her smashing the Welsh record with a personal best throw of 57.7M – making her number one in Wales in her event.

Despite success in the qualifying rounds the United Utilities manager, who is ranked number nine in the UK, had a tense week waiting to hear if she would make it on to the Welsh team.

She said: "I cannot put into words how thrilled I am at being picked to represent Wales and to be part of a major international sporting event. I have trained really hard to come this far but I know there is still a lot of work left to do if I am going to compete against the best."

– more –

Lesley, 25, who is responsible for United Utilities' corporate citizenship programme, is now putting together an intensive training schedule for the next six weeks running up to the Games.

To help her get this far, United Utilities has already given her time off to train and part-funded her recent trip to Portugal for warm-weather training.

The company is also a sponsor of the Games, and has given 10,000 tickets to the young, disadvantaged and community groups across the North West.

Lesley, who is trained by her dad Dave, added: "Everyone has been extremely supportive, I couldn't have done it without the help of my bosses at United Utilities, my work colleagues, my family and my friends. I am determined to do my very best and make them proud of me."

Around a billion people are expected to watch the Games worldwide but this does not faze Lesley, who can be seen competing on Friday, July 26.

She added: "I am just going to concentrate on my throwing and not worry about anything else. I am going to stay focused, train hard and enjoy the whole experience."

-Ends-

For further information, please contact United Utilities newsroom 01925 233033.

News Channel, the online news service for journalists, is now available at www.unitedutilities.com

UU-0151-06-02-JoC

21 June 2002 PR97

New Corporation of London website a big 'hit'

The Corporation of London (CoL) website is on target to achieve one million on-line visitors a year.

Figures from CoL show that the average number of daily visitors to the site in May 2002 was over 2,650 – almost 50 per cent more than in June 2001 when the new site first went live.

Feedback from users has been positive according to CoL's Web Editor, Liz Rouse: "We have had many comments from on-line visitors stating that the site 'is very informative'. Other comments include 'easily navigable' and someone went as far as saying that the site is 'splendid'! This is obviously very pleasing considering the amount of effort we put into its development."

This latest news follows high profile recognition from the Society of IT Management (Socitm). Better Connected 2002, the annual survey of local authority websites, published by Socitm, ranks the new site as one of the 17 most improved local authority sites in the UK.

Developed by the Internet Division of Your Communications, the site is part of the CoL's e-Government push to bring all of its dealings with its clients on-line by 2005. The site supports a wide range of information-based services including on-line applications for approval of building work, easy access to parish records and a centralised fault-reporting service.

more...

Steve Atkins, Financial Administration Director of the CoL says: "The 1999 Modernising Government White Paper set some very demanding deadlines in terms of on-line service provision. But rather than rush into moving services on-line individually, what we've done with this site is build a central infrastructure that we can use as a foundation for a range of different services. For example, we will shortly be launching a virtual shop facility carrying books on art collections in the city, maps, guides and other publications from the authority."

The site utilises the latest technologies from Microsoft, such as BizTalk and Commerce Server and uses XML to allow further applications to be added and to integrate into existing back office systems. The infrastructure is scaleable to allow many more of the Authority's services to be offered electronically. The system is linked with back-office systems, such as finance, human resources, and marketing to provide a central and integrated network.

Fraser Fisher, Director of Your Communications comments: "Working closely with the Corporation of London, we have designed a resilient architecture that ensures 24-hour access to up-to-the-minute information. The security measures mean that visitors can use credit cards to pay on-line for family research, memorials at the crematorium and building control fees."

ENDS

Notes to editors

Your Communications offers voice, data, mobile and Internet services to businesses throughout the UK. Its Internet Business Group provides a range of specialist Internet, e-Business, Multimedia and e-Security services through dedicated specialist teams. Its parent company is United Utilities, a FTSE100 company.

Issued by TDM Marketing Associates on behalf of Your Communications.

Media contact:	Ed Beattie
Tel:	01625 575 592
Email:	ed.beattie@tdm.co.uk
Website:	www.yourcommunications.co.uk

CLEANER BATHING WATERS BRING BENEFITS AT SOUTHPORT

JUNE 28, 2002

Tourists, residents and marine life are now enjoying much cleaner bathing waters off the coast at Southport thanks to a major £2.7 million investment by United Utilities.

Work to install more thorough screening and additional ultra-violet processes at the town's wastewater treatment works, off Marine Drive, is now complete and set to bring a host of all-round benefits during the busy bathing season.

United Utilities project manager Steve Goulden said: "The project – carried out to assist the Environment Agency in complying with European bathing water standards – complements previous work recently carried out at the plant, and means that around £7.5 million has been invested there over the past 18 months.

"From now on, both local people and visitors to this popular resort – especially those keen on water-related leisure activities – should notice further improvements."

More efficient screening is boosting the works' performance, while the ultra-violet treatment helps sterilise bacteria, stopping them from multiplying and dramatically reducing the amount that find their way into the Irish Sea.

Previous work – carried out from September 2000 to May 2001 – more than tripled storm water storage capacity at the site from 9,000 to 40,000 cubic metres, or the equivalent of 15 Olympic-size swimming pools.

– more –

Since then more wastewater has been treated before being discharged into the sea.

Final touches are now being made to buildings on site, and in July landscaping work will begin, including a mound to screen the newly-completed works and tree and shrub planting.

Both schemes form part of a five-year strategy by United Utilities to pump £3 billion into environmental and water quality improvements across the North West – the largest investment of its kind in the country.

In late August further improvements at the Southport work will upgrade the way it treats sludge – one of the by-products of the wastewater treatment process.

– ends –

For further information, please contact John Carberry: 01925 233033

News Channel, the online news service for journalists, is now available at www.unitedutilities.com

UUW-0155-06-02-JS

'CHAIN REACTION' TO BOOST ENVIRONMENT AT ROA ISLAND

JUNE 28, 2002

Spending a penny will soon contribute to a 'chain reaction' creating a cleaner environment thanks to a £915,000 wastewater improvement project planned by United Utilities.

Brand new toilets – provided at no cost to the council tax-payer – are being incorporated in a scheme to build a small wastewater treatment works on Piel Street, Barrow.

Work on the 'package' plant – so called because of its compact size in relation to the amount of wastewater treated – is due to start in the first week of July and is expected to last for about six months.

The brick building, which has a pitched slate roof, has been sensitively designed and will have hard landscaping to ensure that it blends in with its surroundings.

United Utilities' project manager Peter Hunt explained that while work is being carried out, temporary toilets will be provided, and every effort will be made to minimise any noise or disruption during the tourist season.

"While there may be some minor inconvenience during the works, we will do all we can to reduce their impact," he said. "Both local people and visitors should bear in mind that, once work is complete, there will be several long term benefits.

"When the new plant is operating, all wastewater generated on Roa Island will be treated before it is discharged into the Piel Channel.

"Not only will this create a cleaner local environment for marine life and wildlife, as well as a better overall quality of life for the local community, it will also contribute to cleaner waters further afield, in Morecambe Bay and the Irish Sea.

"In addition, both people living on Roa Island and visitors will also have access to new, improved toilet facilities – at no extra cost to the council tax-payer. So our improvement works will mean good news all round – for both people and the environment."

The Roa Island project is just one of a string of improvement schemes included in a massive £3 billion investment programme by United Utilities. From 2000 to 2005, the initiative represents the largest package of environmental improvements in the UK – equivalent to more than £1,000 per household in the north west.

– ends –

For further information, please contact John Carberry: 01925 233033

News Channel, the online news service for journalists, is now available at www.unitedutilities.com

UUW-0139-06-02-JS